

September 27, 2012

Via E-mail
Joel A. Ronning
Chief Executive Officer and Director
Digital River, Inc.
10380 Bren Road West
Minnetonka, MN 55343

> **Re: Digital River, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 000-24643**

Dear Mr. Ronning:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1. Please tell us what consideration you have given to expanding your overview section to address your strategy for managing material opportunities, challenges and risks for both the short and long term. We note from the transcript of your conference call held on February 2, 2012 that you discussed such topics that seem to be helpful in understanding your business climate. For example, consider discussing the slower than anticipated growth rate in consumer electronics and your expectations surrounding the impact of

Windows 8.0. The overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. Refer to Release No. 33-8350 for additional guidance.

Results of Operations, page 34

2.   Please tell us what consideration you have given to providing a discussion of the underlying factors that are causing the changes between the periods. In this regard, your discussion and analysis should explain whether the underlying factors are known trends and uncertainties that may not be evident in your discussion of the changes in your results of operations. In this regard, we note that in your conference call held on February 2, 2012 that you provided more detail that explained the underlying trends and events being experienced by your business that are impacting your results of operation.

Liquidity and Capital Resources

Operating Activities, page 38

3.   We note that you have revised your disclosure in your Forms 10-Q to comply with comment 2 issued in our letter to you dated June 6, 2011. Please tell us why you did not include this disclosure in your Form 10-K.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Goodwill, page 52

4.   We note that the deterioration of your stock price prompted you to perform additional testing of goodwill for impairment at December 31, 2011. Tell us the percentage by which the fair value of your single reporting unit exceeded the carrying value as of that date. Disclose this percentage in future filings. In addition, explain why you used your market capitalization value to assess for impairment on the annual assessment date and used a discounted cash flow valuation model to assess for impairment at December 31, 2011. That is, explain why you did not use the same basis for determining your fair value in performing step one of your goodwill impairment tests for each date.

Revenue Recognition, page 54

5.   We note that you offer a suite of services and that you recognize a significant portion of your revenue on a revenue-share basis. Please tell us whether your arrangements with your clients contain multiple elements. If so, describe how you identify a deliverable and allocate the arrangement fee among those elements. Your response should address how your accounting complies with ASC 605-25. In addition, tell us whether you offer price concessions to your clients. If so, explain how you conclude that your arrangement fees are fixed or determinable at the date of recognition.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 1. Basis of presentation, page 7

6.   Tell us how you determined that you have one reporting unit for goodwill impairment purposes in light of the different business activities in which you are involved. In this regard, we note that beginning in the first quarter of 2012 that you began disclosing Enterprise Commerce and Support Businesses revenues separately although you had previously reported these revenues on an aggregated basis. Your response should provide an analysis of the factors set forth in ASC 350-20-35-33 through 35-46.

Note 4. Investments, page 12

7.   Tell us why you continue to believe that the unrealized loss on your Auction Rate Securities is temporary. Your response should address the increase in gross unrealized losses recognized during the six months ended June 30, 2012 and your conclusion that the loss is temporary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen G. Krikorian

                                        Stephen G. Krikorian
                                        Accounting Branch Chief